UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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FORM 15

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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-40850

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Exscientia plc

(Exact name of registrant as specified in its charter)

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The Schrödinger Building

Oxford Science Park

Oxford OX4 4GE

United Kingdom
Tel: +44 (0) 1865 818941

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares of Exscientia plc, nominal value £0.0005 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

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Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 2*

*Pursuant to that certain Transaction Agreement, dated as of August 8, 2024, as amended, by and between Exscientia plc, a public limited company incorporated under the laws of England and Wales with registered number 13483814 (“Exscientia”) and Recursion Pharmaceuticals, Inc., a Delaware corporation (“Recursion”), Recursion and a nominee acquired the entire issued and to be issued share capital of Exscientia pursuant to a scheme of arrangement under Part 26 of the United Kingdom Companies Act 2006 on November 20, 2024.

Pursuant to the requirements of the Securities Exchange Act of 1934, Exscientia plc has caused this certification/notice to be signed and filed on its behalf by the undersigned duly authorized person.

Date:   December 2, 2024

EXSCIENTIA PLC

By:	/s/ Ben Taylor
Name:	Ben Taylor
Title:	Chief Financial Officer